

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 7, 2016

Govinda Giri
Chief Executive Officer
Sagoon, Inc.
1980 Teasel Ct.
Woodbridge, VA 22192

> **Re: Sagoon, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 10, 2016**
> **File No. 024-10635**

Dear Mr. Giri:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada such that the company is eligible to file this offering statement. In this regard we note your disclosure on page F-9 that your "primary operations are in India." You also state that the company's "operations and finance are managed in the United States, technical development is done in India and marketing is carried out from Nepal." Refer to Securities Act Rule 251(a)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Cover Page

2.   Please revise the chart on the cover page to include the proceeds to the company in the case of a minimum offering which appears to be 13 shares. Also clarify the statement in the last paragraph of the cover page which states that there is "no minimum number of shares that needs to be sold in order for funds to be released to the company and for this Offering to close…"

3.   You state in footnote 2 that offering expenses will not "exceed $125,000" but the disclosure in the Use of Proceeds section indicates that you estimate $250,000. Please revise the cover page to more precisely estimate the offering expenses to the extent known.

4.   Briefly include on the cover page that each share of Class C will have 1/10 of a vote while Class A will have one vote. Disclose the amount of voting power the Chief Executive Officer holds as a result of holding 100% of the Class A shares.

Summary

The Company's Business, page 4

5.   Please prominently disclose that you have not generated any revenues and that there can be no assurance that you will generate revenues in the future. In this regard, we note that the company has not yet launched the Social Smart Card which you anticipate will be the source of your revenue and that you do not intend to accept advertising until 2018. To the extent that you have agreements with retailers on the graphic on page 26, please disclose. If these retailers do not have a relationship with the company, explain why you believe this graphic is appropriate.

Risk Factors, page 10

6.   Please add a risk factor regarding your disclosure and reporting obligations as a Tier 2 issuer as described in Securities Act Rule 257(b) upon qualification of the offering statement. Address any material costs related to the reporting obligations and clarify whether you have accounted for these costs in the use of proceeds section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

7.   Please disclose the amount of company's indebtedness and the identity of the lenders. The notes to the financial statements indicate that you have defaulted on the repayment terms and that some of these loans are now considered due on demand. Add appropriate risk factor disclosure and address the effect of the default on your ability to raise additional funds.

Plan of Operations, page 34

8.   You state that the proceeds from the offering will not satisfy your cash requirements and that you anticipate you will need to raise additional funds in the next six months to implement the plan of operations. State the amount needed to conduct planned operations for the next 12 months. State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

Directors, Executive Officers and Significant Employees, page 36

9.   We note that Messrs. Sitoula and Edla are employed on a part-time basis. Please identify any other entities that currently employ these individuals.

Security Ownership of Management and Certain Securityholders, Page 41

10.   Please include information about the security ownership of the Class C common stock. Disclosure should be provided regarding any securityholder who beneficially owns more than 10% of any class of voting securities. Refer to Item 12 of Part II of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Sara Hanks, Esq.
       KHLK, LLP